Exhibit 99.1

Skyline Builders Group Holding Ltd. Announces Closing of $31.59 Million Private Placement

Hong Kong, Feb. 13, 2026 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (NASDAQ: SKBL) (the “Company”), a civil engineering services provider in Hong Kong, today announced that on February 13, 2026 (the “Closing Date”) it closed its previously announced concurrent private placements (the “Private Placements”) of its Series B Preferred Shares, par value $0.00001 per share, (the “Preferred Shares”). The Company issued an aggregate of 6,322 Preferred Shares for aggregate gross proceeds of approximately $31.59 million, before deducting placement agent fees and other offering expenses payable by the Company. Approximately $26.59 million of Preferred Shares were issued under a Regulation D offering to “accredited” investors and approximately $5 million of Preferred Shares were issued under a Regulation S offering outside of the United States to non-US investors.

In connection with the Private Placements, the Company issued to Dominari Securities LLC and Ocean Wall Limited (the “Placement Agents”) Class A ordinary share purchase warrants to purchase Class A ordinary shares equal to six percent (6%) of the Class A ordinary shares underlying the Preferred Shares on the closing date (the “Placement Agent Warrants”).

Each Preferred Share is convertible into Class A ordinary shares (the “Conversion Shares”) with a conversion price of $2.40 per share, subject to certain anti-dilution adjustments, but in no event less than $1.50 per share and other customary adjustments for share splits, recapitalizations, reorganizations and similar transactions. Each Placement Agent Warrant is immediately exercisable and entitles the holder to acquire one Class A ordinary share at an exercise price of $2.40 per share.

The Company intends to use the net proceeds of the private placement for general working capital and other general corporate purposes.

The securities issued and sold by the Company in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended (the “Securities Act”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Conversion Shares and the Class A ordinary shares underlying the Placement Agent Warrants issued to the placement agents at closing. Any resale of the Company’s shares under such resale registration statement will be made only by means of a prospectus or pursuant to an exemption from the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws when issued at the closing of the private placement, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited (NASDAQ: SKBL) operates as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involve residential and commercial developments.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: ir@skylinebuilders.cc